

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2013

Via E-mail
Robert B. Pollock
President and Chief Executive Officer
Assurant Inc.
One Chase Manhattan Plaza
41st Floor
New York, NY 10005

> **Re: Assurant Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 20, 2013**
> **File No. 001-31978**

Dear Mr. Pollock:

We have limited our review of your filing to your financial statements and related disclosures and do not intend to expand our review to other portions of your document.   In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

7. Income Taxes, page F-40

1. Please provide us proposed disclosure to be included in future periodic filings to present your income before taxes separately for domestic and foreign operations in accordance with Rule 4-08(h) of Regulation S-X.

19. Statutory Information, page F-62

2. Please provide us proposed disclosure to be included in future periodic filings that states the amount of statutory capital and surplus necessary to satisfy regulatory requirements, if

significant in relation to the entity's statutory capital and surplus, or state that such amount is not significant. Refer to ASC 944-505-1b.

24. Commitments and Contingencies, page F-78

3. Please provide proposed revisions to your disclosure to be included in future periodic filings that comply with ASC 450-20-50-4b.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant